Exhibit 99.5

NiCE Cognigy Named a Leader in Conversational AI by Independent Research Firm

NiCE received the highest possible scores in 10 criteria across current offering and strategy, with a score of

4.5 out of 5 in the strategy category, and received above average customer feedback among evaluated vendors

Hoboken, N.J., April 16, 2026 — NiCE (Nasdaq: NICE) today announced that NiCE Cognigy has been recognized as a leader in conversational AI platforms for customer service by Forrester Research. The report, “The Forrester Wave™: Conversational AI Platforms for Customer Service, Q2 2026,” identifies NiCE Cognigy among the most significant vendors in the market.

To request a copy of the report, please go to the website here.

“Cognigy is a good fit for organizations looking to deploy complex, agentic-driven conversational AI applications at scale,” noted the report authored by Max Ball, vice president and principal analyst at Forrester. “Cognigy demonstrates strong capabilities in managing AI models and providing an agentic framework that can perform complex operations for customers at scale. Its development and testing tools help organizations build and manage complex AI-driven solutions for their customers,” the report said.

NiCE Cognigy received the highest possible scores across 10 current offering and strategy criteria, and a score of 4.5 out of 5 in the strategy category and above average customer feedback among evaluated vendors. Criteria in which NiCE Cognigy received the highest possible scores included vision, innovation, partner ecosystem, and supporting services and offerings. NiCE Cognigy also received the highest possible scores in current offering criteria including AI model management, multimodal and omnichannel support, agentic framework, resource orchestration and application execution, prebuilt application components, and application testing tools.

“Conversational AI has moved beyond simple interactions, and it now needs to resolve complete customer journeys,” said Philipp Heltewig, general manager and chief AI officer, NiCE Cognigy. “Enterprises are shifting away from fragmented tools toward a single platform that can unify AI, data, and workflows across every touchpoint. We believe this recognition from Forrester reinforces NiCE as a leader in helping organizations operationalize AI at scale and turn every interaction into a measurable outcome.”

Forrester does not endorse any company, product, brand, or service included in its research publications and does not advise any person to select the products or services of any company or brand based on the ratings included in such publications. Information is based on the best available resources. Opinions reflect judgment at the time and are subject to change. For more information, read about Forrester’s objectivity here .

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Heltewig, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.